UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2003

                                 JAZZTEL P.L.C.
                 (Translation of registrant's name into English)

                             c/o Jazz Telecom, S.A.
                              Avenida de Europa 14
                         Parque Empresarial La Moraleja
                         28108 Alcobendas, Madrid, Spain
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]   Form 40-F   [  ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [  ]       No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________




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MATERIAL DISCLOSURE

         On January 22, 2003, at an Extraordinary General Meeting of the Registrant the Shareholders of the Company approved resolutions (i) authorizing the directors of the Company to consolidate the shares of the Registrant on a 10 for 1 basis, and (ii) amending the Articles of Association of the Registrant to change the number and classes of Directors and to establish rules governing the Audit Committee of the Board of Directors. A copy of the Press Release announcing the approval of such resolutions is attached hereto as Exhibit A.




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SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         JAZZTEL P.L.C.
                                         (Registrant)

Date:  February 5, 2003                  By: /s/ Christoph Schimd
                                             --------------------
                                             Christoph Schmid
                                             Company Secretary




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